Exhibit 7.2

Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt. EBITDA is calculated in the following manner:

EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).

	For the year ended December 31,
Millions of U.S. dollars	2017	2016	2015

Operating income (loss)	335	(59)	166
Depreciation and amortization	609	662	659
Depreciation and amortization from discontinued operations	-	(5)	(5)
Impairment	-	-	400
EBITDA	943	598	1,219

Net cash/(debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash/(debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks. Net cash/(debt) position is calculated in the following manner:

Net cash/(debt) = Cash and cash equivalents + Other investments (Current) + Fixed income investments held to maturity – Borrowings (Current and Non-current).

	At December 31,
Millions of U.S. dollars	2017	2016	2015

Cash and cash equivalents	330	400	287
Other current investments	1,192	1,633	2,141
Non-current fixed income investments held to maturity	123	248	393
Borrowings -current and non current-	(966)	(840)	(972)
Net cash position	680	1,441	1,849

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. Free cash flow represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base. Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.

	For the year ended December 31,
Millions of U.S. dollars	2017	2016	2015

Net cash (used in) provided by operating activities	(22)	864	2,215
Capital expenditures	(558)	(787)	(1,132)
Free cash flow	(580)	77	1,083